 NEWS RELEASE

YAMANA AHEAD OF PLAN AND RECEIVES FIRST PAYMENT AT CHAPADA

Toronto, Ontario, March 19, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) is pleased to provide an update on continuing production at its Chapada mine. Yamana declared commercial production at its Chapada mine effective February 11, 2007. Chapada is Yamana’s flagship operation, located in the state of Goias, Brazil. The Chapada mine and processing facilities were constructed in less than two years following receipt of a positive feasibility study in June 2004 and the start of construction in November 2004. The processing of ore at Chapada began in late November 2006 and the mine has been operating above design specifications since start up of operations.

Concentrate produced at site from January 1 to March 15, 2007 totals more than 35,000 dry metric tonnes (dmt) with Yamana expecting to produce over 44,000 dmt by March 31, 2007 and over 210,000 dmt of concentrate this year which is its first full year of operations. Production of concentrate is ahead of plan with production in March to date averaging over 660 tonnes of concentrate per day whereas plan assumed approximately 500 tonnes per day. Grade for copper and gold in concentrate produced to date is between 27.7% to 28.4% copper and 26.3 grams per tonne to 29.1 grams per tonne gold which is higher grade than plan. Recoveries will reach or exceed feasibility study levels as the vertimill, the final component of the plant designed to regrind concentrate and maximize gold recoveries, begins full operation this month. The Company remains on track to produce 180,000 to 205,000 ounces of gold and 130,000,000 to 145,000,000 pounds of copper this year.

Crushing and mill throughput is above plan and throughput is expected to further exceed plan as the dry season begins. In March alone, throughput was approximately 2,000 tonnes per hour.

Flotation feed grades to date for this year are 0.60% copper and 0.541 grams per tonne gold which significantly exceed plan grades of 0.44% copper and 0.480 grams per tonne gold expected at this stage of operations.

Since declaration of commercial production, Yamana has shipped 15,405 dmt of concentrate with an approximate value of US$29.8 million. A total of 40,400 dmt of concentrate containing approximately 24.7 million pounds of copper and 34,500 ounces of gold is expected to be shipped in the quarter ended March 31, 2007. Revenue is recognized at the time of shipment and payments under the terms of off-take agreements are made after shipment with a 90% provisional cash payment normally made within 20 days of shipment. Payments are based on spot prices for copper and gold. Yamana has already received its first provisional payment of US$26.9 million for its first concentrate shipment and will receive substantial cash payments for shipments this quarter in April. Yamana expects to recognize significant revenue and cash flow from Chapada in the current quarter.

“We are very impressed with Chapada,” said Peter Marrone, President and CEO of Yamana. “Since we declared commercial production at Chapada, the feed grade is higher than plan and the production of concentrate is exceeding our plan. Recent throughput at the crusher and the mill is very favourable and there is confidence that this higher throughput will be maintained as we enter into the dry season. We are also very pleased with the condition of the copper-gold concentrate market which is very favourable to producers and also with the exceptional logistics our personnel have implemented for transportation, storage, shipment and sale of our concentrate. On all measures, and particularly operational and financial, Chapada is exceeding expectations and demonstrating that it is a world class mine.”

Yamana Declares Dividend

Yamana also declared a further dividend of US$0.01 per share for shareholders of record at the close of business on Friday, March 30, 2007. Payment of this dividend will occur on Monday, April 16, 2007.

Year End Conference Call and Webcast Reminder

The 2006 year end financial results will be released after market closes on March 20, 2007. A conference call and audio webcast has been scheduled for March 21, 2007 at 11:00 a.m. E.T. to discuss the results.

Conference Call Information:

Local and Toll Free (North America):	800-732-9307
International:	+1 416-644-3415
Participant Audio Webcast:	www.yamana.com

The foregoing operational and financial information relating to Chapada will be reflected in the financial results for the current quarter and not in the 2006 year end financial results.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com www.yamana.com	Ashleigh Meyer Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.